Table of Contents

Banco Bradesco S.A.
			Exhibit 6.1

Earnings per share	December 31,
	2011	2010	2009
Weighted average number of preferred shares outstanding (in shares)..	1,906,821,919	1,881,367,208	1,856,685,513
10% right for preferred shares	190,682,192	188,136,721	185,668,551
Adjusted weighted average number of preferred shares outstanding (in shares) for EPS calculation	2,097,504,111	2,069,503,929	2,042,354,064
Weighted average number of common shares outstanding (in shares)	1,908,948,826	1,880,830,018	1,856,653,104
Total weighted average number of shares outstanding (in shares) (A)	4,006,452,937	3,950,333,947	3,899,007,168
Net income (in thousands of reais) (B)	R$ 10,958,054	R$ 9,939,575	R$ 8,283,007
EPS for common shares (B)/(A) = (C)	R$ 2.74	R$ 2.52	R$ 2.12
EPS for preferred shares (C) +10%	R$ 3.01	R$ 2.77	R$ 2.34